2017 RMS

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Securities and Exchange

MAR 07 2018

RECEIVED

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERIDIAN CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1809 7th AVE, STE 1330
(No. and Street)

SEATTLE, (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Murphy - (206-224-6156)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVE BANERJEE CPA an ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

21860 BURBANK BLVD, STE 150 (Address) WOODLANDS HILLS (City) CA (State) 91367 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERIDIAN CAPITAL LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER ALBERTS
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 08-07-19

B. Murphy
Signature

CEO and MANAGING DIRECTOR
Title

Jennifer Alberts 02/19/2018
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367•(818) 657-0288• FAX (818) 657-0299•(818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Meridian Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Meridian Capital, LLC (the "Company") as of December 31, 2017, the related statement of income, members' equity and cash flows, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, CA
February 28, 2018

Meridian Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash	$681,711
Account Receivable, Net	$52,012
Prepaid expenses	$4,953
Property and equipment (net of accumulated appreciation of $75,555)	$21,962
Total assets	$760,367
Liabilities and Members' Equity	
Liabilities	
Account payable and accrued expenses	$21,066
Wages payable and accrued payroll liabilities	$265,109
Deferred rent liability	$25,273
Total liabilities	$311,449
Members' Equity	
Members' Equity	$449,188
Total Members' Equity	449,188
Total Liabilities And Members' Equity	$760,637

See accompanying notes to financial statements

Meridian Capital, LLC
Statement of Income
For The Year-End December 31, 2017

Revenues	
Advisory fee	$4,665,085
Other income	97,190
Total revenues	4,762,276
Expenses	
Employee compensation and benefits	$1,969,961
Member compensation	$1,554,097
Professional fees	$125,642
Occupancy	$131,508
Communication and Software	$171,995
Tax and licenses	$72,334
Other operating expenses	$489,676
Advertising and marketing	$109,063
Total expenses	4,624,276
Net income (loss)	138,000

See accompanying notes to financial statements

Meridian Capital, LLC

Statement of Changes in Member's Equity
For the Year-Ended December 31, 2017

	Total Members' Equity
Balance at December 31, 2016	$ 1,229,055
Capital distributions	(917,866)
Net income (loss)	138,000
Balance at December 31, 2017	$ 449,188

See accompanying notes to financial statements

Meridian Capital, LLC Statement of Cash Flows For Year-Ended December 31, 2017

Cash flow from operating activities:		
Net income (loss)		$138,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$830	
Bad Debt Expense	168,063	
(Increase) decrease in:		
Accounts receivable	755,857	
Prepaid expenses	0	
(Decrease) increase in:		
Account payable and accrued expenses	(60,968)	
Wages payable and payroll liabilities	152,592	
Deferred Rent Liability	(3,931)	
Total adjustments		1,012,443
Net cash provided by (used in) operating activities		1,150,443
Purchases of property and equipment	0	
Net cash provided by (used in) investing activities		0
Cash flow from financing activities		
Capital distributions	(917,866)	
Net cash provided by (used in) financing activities		(917,866)
Net increase (decrease)		232,577
Cash at December 31, 2016		449,134
Cash at December 31, 2017		$681,711

Cash paid during the year for:	
Interest	$0
Income taxes	$0

See accompanying notes to financial statements

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Meridian Capital, LLC (the "Company") is a Washington Limited Liability Company which registered in Washington on November 3, 2003. In 2016, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide mergers and acquisitions, consulting, and private placement services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker dealer, that provides several classes of services, including advisory services. Advisory fees generally consist of retainers that are paid after letters of engagement are signed for services, as well as success fees upon the closing of transactions in which the Company participated.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are valued and reported at net realizable value under the direct write off method. Amounts written off were considered necessary because probable uncollectible accounts are material. As of December 31, 2017, the Company recorded $168,063 as bad debt expense included in other operating expenses on the Statement of Income.

The Company receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

Property and equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company, with the consent of its Members, has elected to be a Washington Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furnitures and fixtures	$ 48,860	5
Leasehold improvement	17,394	39
Computer equipment	31,263	5
	97,517	
Less: accumulated depreciation	(75,555)	
Property and equipment, net	$ 21,962	

Depreciation expense for the year ended December 31, 2017 was $830.

NOTE 4: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Contingencies and Contingencies

The Company is not currently a party to any legal action.

The Company is in a lease agreement for its office space. Lease term is 60 months starting from January 1, 2015. The lease has annual rent increases of approximately 3.0%. The rents are payable in installments of $10,620.00 per month (from November 1, 2017 to October 31, 2018). The lease will terminate on December 31, 2019.

Annual minimum lease commitment for remaining 2 years:

12/31/2018	$ 128,126
12/31/2019	$ 132,240
Total Annual Lease Commitments	$260,366

For the year ended December 31, 2017 the rent expense was $127,004.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

NOTE 7: FAIR VALUE

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2017.

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date the Company has not yet adopted this standard.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $370,262 which was $331,331 in excess of its required net capital of $38,931; and the Company's ratio of aggregate indebtedness of $311,449 to net capital was 0.84 to 1.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Meridian Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital

Members' Equity	449,188	
Total Members' Equity		449,188
Less: Non-allowable assets		
Account receivable	(52,012)	
Prepaid expense	(4,953)	
Property and equipment	(21,962)	
Total non-allowable assets		(78,926)
Net Capital		370,262
Computation of net capital requirements		
Minimum net capital requirement		
12 1/2 percent of net aggregate indebtedness	38,931	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		38,931
Excess net capital		331,331
Aggregate indebtedness		311,449
Ratio of aggregate indebtedness to net capital		0.84 : 1

There was a difference of $3,931 between net capital computation shown here and the net capital computation shown on the Company's filed FOCUS Report at December 31, 2017 due to adjustments as described below.

Net capital per unaudited FOCUS Report		$ 366,331
Adjustments		
Members' Equity	$3,101	
Non-allowable assets	830	
		3,931
Net capital per unaudited financial statements		$ 370,262

See independent auditor's report

Meridian Capital, LLC

Schedule II - Determination of the Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 under paragraph (k)(2)(i).

Schedule III – Information Relating to Possession or Control

Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2017

The Company is exempt from Rule 15c3-3 as it related to Possession and Control requirements under the (k)(2)(i) exemption provision.

See independent auditor's report

Meridian Capital, LLC
Schedule IV – SIPC Form 7
For The Year-Ended December 31, 2017

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3116*********************MIXED AADC 220
69499 FINRA DEC
MERIDIAN CAPITAL LLC
MERIDIAN CAPITAL LLC
1809 7TH AVE STE 1330
SEATTLE, WA 98101-1394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Murphy (206)224-6156

2. A. General Assessment (item 2e from page 2) $ 5,856.88

B. Less payment made with SIPC-6 filed **(exclude interest)** (3,378.52)

07/28/17
Date Paid

C. Less prior overpayment applied (∅)

D. Assessment balance due or (overpayment) 2,478.36

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,478.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Meridian Capital LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 6 day of February, 20 18.

CEO and Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,665,085.30
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Revenue associated with M+A advisory on asset transactions (Deductions in excess of $100,000 require documentation)	760,500.00
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	760,500.00
2d. SIPC Net Operating Revenues	$ 3,904,585.30
2e. General Assessment @ .0015	$ 5,856.88 (to page 1, line 2.A.)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of Meridian Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Meridian Capital, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, California
February 28, 2018

Assertions Regarding Exemption Provisions

We, as members of management of Meridian Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

Meridian Capital LLC

By:

Brian Murphy - CEO and Managing Director

February 28. 2018
(Date)

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Meridian Capital, LLC

We have reviewed management's statements, included in the accompanying Company's Exemption Report in which (1) Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Company, stated that it met the identified exemption provision throughout the most recent fiscal year of 2017. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, California
February 28, 2018